Exhibit to Accompany
Item 77J
Form N-SAR

The Bramwell Growth Fund
(the "Fund")


According to the provisions of Statement of Position 93 - 2 (SOP
93 - 2) "Determination, Disclosure and Financial Statement Presentation of Income, Capital Gain and Return of Capital Distributions by Investment Companies," the Fund is required to report the accumulated net investment income (loss) and accumulated net capital gain (loss) accounts to approximate amounts available for future distributions on a tax basis (or to offset future realized capital gains). As a result, the Fund has reclassified accumulated net investment losses of $1,843,326 and undistributed net realized gains of $1,014,212 to paid-in capital for the year ended June 30, 1999.

This reclassification has no impact on the net asset value of the Fund and is designed to present the Funds' capital account on a tax basis.